Amendment No. 1 to Confidential Submission

Confidentially submitted to the U.S. Securities and Exchange Commission on July 16, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST LIGHT ACQUISITION GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	6770	86-2967193
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11110 Sunset Hills Road #2278

Reston, VA 20190

(202) 503-9255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William J. Weber

Chief Executive Officer, President and Chairman

11110 Sunset Hills Road #2278

Reston, VA 20190

(202) 503-9255

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Frederick S. Green Alexander D. Lynch Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Tel: (212) 310-8000 Fax: (212) 310-8007	Michael P. Heinz Bartholomew A. Sheehan, III Yoshiki Shimada Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 Tel: (212) 839-5300 Fax: (212) 839-5599

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act.  ☐

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount being registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant(2)	23,000,000 units	$10.00	$230,000,000	$25,093
Shares of Class A common stock included as part of the units(3)	23,000,000 shares	—	—	— (4)
Redeemable warrants included as part of the units(3)	7,666,667 warrants	—	—	— (4)
Total			$230,000,000	$25,093

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)

Includes 3,000,000 units, consisting of 3,000,000 shares of Class A common stock and 1,000,000 redeemable warrants, which may be issued upon exercise of a 45 day option granted to the underwriter to cover over-allotments, if any.

(3)

Pursuant to Rule 416(a) under the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)	No fee pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

First Light Acquisition Group, Inc. is confidentially submitting this Amendment No. 1 to its draft Registration Statement on Form S-1 as an exhibits-only filing. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16(a) of Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibits. The remainder of the Registration Statement is unchanged and has therefore been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and financial statement schedules.

(a)    Exhibits. The following list of exhibits is incorporated herein by reference.

Exhibit no.	Description
1.1	Form of Underwriting Agreement.**
3.1	Certificate of Incorporation of the Registrant.*
3.2	Form of Amended and Restated Certificate of Incorporation.*
3.3	Bylaws.*
4.1	Specimen Unit Certificate.*
4.2	Specimen Class A Common Stock Certificate.*
4.3	Specimen Warrant Certificate.*
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.*
5.1	Opinion of Weil, Gotshal & Manges LLP.**
10.1	Promissory Note, dated March 29, 2021, issued to the sponsor by the Registrant.*
10.2	Form of Letter Agreement among the Registrant, its officers and directors, the sponsor and Metric.*
10.3	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.*
10.4	Form of Registration and Stockholder Rights Agreement among the Registrant, sponsor, Metric and the other parties thereto.*
10.5	Securities Subscription Agreement, dated April 22, 2021, between the Registrant and the sponsor.*
10.6	Form of Private Placement Warrants Purchase Agreement between the Registrant, the sponsor and Metric.*
10.7	Form of Indemnity Agreement.*
10.8	Form of Administrative Services Agreement between the Registrant and the sponsor. *
10.9 10.10

Securities Subscription Agreement, dated April 30, 2021, between the Registrant and Metric.*

Forward Purchase Agreement, dated July 15, 2021, between the Registrant and Franklin Strategic Series - Franklin Small Cap Growth Fund.*

10.11	Form of Letter Agreement between the sponsor and Metric.*
14.1	Form of Code of Ethics.*
23.1	Consent of BDO.**
23.2	Consent of Weil, Gotshal & Manges LLP (to be included in Exhibit 5.1).**
24	Power of Attorney (included on signature page of this Registration Statement).
99.1	Form of Audit Committee Charter.*
99.2	Form of Compensation Committee Charter.*
99.3	Form of Nominating and Corporate Governance Committee Charter.*
99.4	Consent of William Fallon.**
99.5	Consent of Michael Ruettgers.**
99.6	Consent of Jeanne Tisinger.**

*	Filed herewith.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the [●] day of [●], 2021.

First Light Acquisition Group, Inc.

By:
Name: William J. Weber
Title: Chief Executive Officer and President

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Michael J. Alber, William J. Weber and Thomas A. Vecchiolla, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Michael J. Alber	Chief Financial Officer, Secretary (Principal Financial Officer)	[●], 2021

William J. Weber	Chief Executive Officer, President and Chairman (Principal Executive Officer and Director)	[●], 2021

Thomas A. Vecchiolla	Director	[●], 2021